Exhibit 21.1

Subsidiaries of TRM Corporation (formerly TRM Copy Centers Corporation)

Subsidiary	State or Place of Incorporation

TRM Copy Centers (USA) Corporation	Oregon
TRM Copy Centres (Canada) Ltd.(1)	Canada
TRM Copy Centres (U.K.) Limited(1)	U.K.
FPC France Ltd.(1)	Oregon
TRM ATM (UK) Limited	U.K.
TRM ATM Corporation	Oregon
iATMglobal.net Corporation(2)	Delaware
S-3 Corporation(1)	Delaware
Strategic Software Solutions Limited(1)	U.K.

(1)  TRM Copy  Centres (Canada) Ltd., TRM Copy Centres (U.K.) Ltd., and FPC France Ltd. are subsidiaries of TRM Copy Centers (USA) Corporation. S-3 Corporation is a subsidiary of TRM ATM Corporation. Strategic Software Solutions Limited is a wholly owned subsidiary of S-3 Corporation.

(2)  The Company disposed of its interest in iATMglobal.net on February 14, 2002.